03011411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 51671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cohen & Steers Capital Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay J. Chen (212) 832-3232
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

RECEIVED FEB 28 2003 207

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AP 3/18/2003

OATH OR AFFIRMATION

I, Bradley G. Razook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen & Steers Capital Advisors, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & MANAGING DIRECTOR

Title

Notary Public

JAY J. CHEN
Notary Public, State of New York
No. 31-6012248
Qualified in New York County
Commission Expires June 15, 19 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN & STEERS CAPITAL ADVISORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002 AND 2001

COHEN & STEERS CAPITAL ADVISORS, L.L.C.

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statements of Financial Condition 2

Notes to Financial Statements 3-7

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Cohen & Steers Capital Advisors, L.L.C.

We have audited the accompanying statement of financial condition of Cohen & Steers Capital Advisors, L.L.C. as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. The statement of financial condition of Cohen & Steers Capital Advisors, L.L.C. as of December 31, 2001, was audited by other auditors whose report dated February 20, 2002, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the 2002 statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cohen & Steers Capital Advisors, L.L.C. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 24, 2003

COHEN & STEERS CAPITAL ADVISORS, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

December 31,	2002	2001
ASSETS		
Cash and cash equivalents	**$ 3,228,119**	$ 1,187,410
Accounts receivable	**62,030**	165,873
Deferred income tax asset, state and local	**27,000**	
Income tax receivable, parent		211,029
Other assets	**51,005**	49,960
Property and equipment, net	**30,999**	57,893
Total assets	**$ 3,399,153**	$ 1,672,165
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses payable	**$ 157,180**	$ 148,239
Accrued bonuses payable	**257,609**	
Due to parent	**58,409**	10,165
Income taxes payable, parent	**439,900**	
Deferred income tax liability, state and local		7,500
Total liabilities	**913,098**	165,904
Subordinated borrowings		500,000
Member's equity	**2,486,055**	1,006,261
Total liabilities and member's equity	**$ 3,399,153**	$ 1,672,165

See accompanying notes to financial statements.

1. Organization and nature of operations

Cohen & Steers Capital Advisors, L.L.C. (the "Company") is a Delaware limited liability company which commenced operations on March 4, 1999 and is a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the "Parent"). The Company is a broker-dealer and a registered investment adviser under the Investment Advisers Act of 1940 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides advisory services in connection with mergers and acquisitions, leveraged buyouts and recapitalizations, and the placement of securities as agent.

2. Summary of significant accounting policies

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at amortized costs, which approximates fair value.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Lives	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	5 years	Straight-line
Computer software	3 years	Straight-line

Revenue Recognition

The Company earns revenues from advisory services provided to clients and the placement of securities. Revenue is recognized when the transaction being consulted on is substantially completed. Other revenues are recognized pursuant to the terms of the individual contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Concentration of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company's cash and cash equivalents are principally on deposit with two major financial institution. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. Property and equipment

Property and equipment at December 31, 2002 and 2001 consist of the following:

	2002	2001
Office and other equipment	**$ 65,242**	$ 69,771
Computer software	**28,605**	28,605
Furniture and fixtures		1,066
	93,847	99,442
Less accumulated depreciation and amortization	**62,848**	41,549
	$ 30,999	$ 57,893

5. Subordinated notes payable

During the year ended December 31, 2002, the Company repaid its subordinated debt. This prepayment was approved by the NASD.

6. Provision for income taxes

The Company is included in the consolidated federal, state and local income tax returns filed by its Parent. The Company and the Parent, with the consent of the Parent's stockholders, have elected to be taxed under applicable provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company and the Parent do not pay federal corporate income taxes on their taxable income. Instead, the stockholders of the Parent are individually liable for such taxes. The Company's state and local income taxes are calculated as if the Company filed on a separate return basis, using the Parent's effective tax rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The provisions for state and local taxes provided are based on income for financial accounting purposes.

6. Provision for income taxes (continued)

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Deferred tax asset (liabilities) at December 31, 2002 and 2001 are comprised of the following component:

	2002	2001
Deferred tax asset (liability) cash/accrual difference	$ 27,000	$ (7,500)

7. 401(k) and profit-sharing plan

The Company has adopted the provisions of the Parent-sponsored 401(k) employee savings and profit sharing plan (the "Plan"). The Plan covers all employees who meet certain age and service requirements. The Plan permits participants to defer up to 70% of their compensation pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at $.50 per $1.00 deferred. The Plan also allows the Company to make discretionary contributions, which are integrated with the taxable wage base under the Social Security Act.

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeited amounts are used to reduce the Company's contributions to the Plan.

8. Commitments and contingencies

The Company rents office space from the Parent for shared space. The Parent is obligated under a non-cancelable lease for all office space. The lease provides for rent escalations based upon increases in real estate taxes and certain other costs incurred by the lessor. The lease has an expiration date of December 31, 2007. In accordance with the terms of an agreement, the Company pays rent and rent escalations to its Parent based on a percentage of used space to total space available. In addition, in accordance with the terms of the agreement, the Company is obligated to pay the Parent for its allocable share of tenant improvement costs, leasing fees and fixed asset costs. Tenant improvement and leasing fee costs are charged to the Company as rent, over the remaining life of the Parent's office lease. Fixed asset costs are also charged to the Company as rent, over the estimated useful life of each individual asset.

Aggregate future required principle payments at December 31, 2002 are approximately as follows:

Year ending December 31,	
2003	$ 440,000
2004	428,000
2005	420,000
2006	414,000
2007	378,000
	$ 2,080,000

9. Phantom equity bonus plan

The Company maintains a Phantom Equity Bonus Plan (the "PEB Plan") to attract and retain key employees. In accordance with the terms of the PEB Plan, the principals, as defined therein, are entitled to receive 50% of the excess, if any, of net income before compensation payable under the PEB Plan and income taxes, subject to certain restrictions on the distribution of such compensation. The Company may defer payment of any award under the PEB Plan for any fiscal year if the payment of such award would cause the Company either (i) not to qualify to meet its net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended, or (ii) to have a cash and cash equivalent balance of less then $1,000,000.

10. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceeds 10 to 1. At December 31, 2002, the Company's net capital was approximately $2,253,000 which was approximately $2,192,000 in excess of its minimum requirement of approximately $61,000.

11. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

12. Related party transactions

The Company reimburses certain expenses paid by its Parent. In addition, the Parent allocates to the Company a portion of its overhead expenses including rent, payroll, office, telephone, professional fees, network and computer and similar types of expenses based on such factors as time spent, space occupied, employee head count and similar criteria. The total of these types of expenses paid or accrued by the Company to its Parent during the years ended December 31, 2002 and 2001 was as follows:

	2002	2001
Rent	$ 420,964	$ 365,779
Payroll and payroll related expenses	260,388	228,445
Office and telephone	104,643	116,163
Travel, meals and entertainment	42,367	51,289
Professional and other fees	5,340	19,931
Network and computer	11,702	11,712
Other expenses	39,863	29,517
	$ 885,267	$ 822,836